SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Earns CJIS ACE Compliance Seal for NICE Investigate Solution, Dated February 01, 2017

99.2 NICE Actimize Recognized as 2017 Financial Crime Category Leader by Risk Magazine's Technology Rankings, Dated February 02, 2017

99.3 TechStyle deploys NICE WFM integrated with inContact solution to create a unified global platform for greater customer service and employee satisfaction, Dated February 07, 2017

99.4 NICE Actimize Launches Anti-Money Laundering Webinar Series to Address Risk-based Safeguards for Transaction Monitoring Programs, Dated February 09, 2017

99.5 NICE Actimize Selected by First Tech Federal Credit Union to Implement Financial Crime Cloud Strategy, Dated February 21, 2017

99.6 New Release of NICE Engage Omnichannel Recording Platform Lets Organizations Deliver a Consistent Customer Experience across All Interaction Channels, Dated February 22, 2017

99.7 NICE Actimize Cited for 'Most Innovative Use of Technology' for 3rd Year in a Row by 2017 Fund Technology and Wall Street Letter Awards, Dated February 22, 2017

99.8 Shaw Industries Selects NICE Sales Performance Management to Manage Complex Incentive Plans, Dated February 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: March 8, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Earns CJIS ACE Compliance Seal for NICE Investigate Solution, Dated February 01, 2017

99.2 NICE Actimize Recognized as 2017 Financial Crime Category Leader by Risk Magazine's Technology Rankings, Dated February 02, 2017

99.3 TechStyle deploys NICE WFM integrated with inContact solution to create a unified global platform for greater customer service and employee satisfaction, Dated February 07, 2017

99.4 NICE Actimize Launches Anti-Money Laundering Webinar Series to Address Risk-based Safeguards for Transaction Monitoring Programs, Dated February 09, 2017

99.5 NICE Actimize Selected by First Tech Federal Credit Union to Implement Financial Crime Cloud Strategy, Dated February 21, 2017

99.6 New Release of NICE Engage Omnichannel Recording Platform Lets Organizations Deliver a Consistent Customer Experience across All Interaction Channels, Dated February 22, 2017

99.7 NICE Actimize Cited for 'Most Innovative Use of Technology' for 3rd Year in a Row by 2017 Fund Technology and Wall Street Letter Awards, Dated February 22, 2017

99.8 Shaw Industries Selects NICE Sales Performance Management to Manage Complex Incentive Plans, Dated February 27, 2017